UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2022

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Item 1:	Form 6-K dated May 12, 2022 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Maloy Kumar Gupta

Name: Maloy Kumar Gupta

Title: Company Secretary

Dated: July 27, 2022

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	July 27, 2022

Intimation of outcome of Board Meeting under Regulations 30, 33, 52 and 54 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

July 27, 2022, Mumbai: We hereby inform you that the Board of Directors of Tata Motors Limited (‘the Company’) at its Meeting held today, i.e., July 27, 2022 has, inter alia, approved the Audited Standalone Financial Results along with Auditor’s Report and the Unaudited Consolidated Financial Results along with Limited Review Report, for the first quarter ended June 30, 2022. The said Financial Results and the Reports are attached herewith. Also enclose herewith a copy of the Press Release and Investor Presentation with regard to the said Financial Results together and Reports for the first quarter ended June 30, 2022.

The above information is also made available on the Company’s website at www.tatamotors.com.

The Board Meeting commenced at 12:30 p.m. and concluded at 4:20 p.m.

News Release – 2	July 27, 2022

Tata Motors Group Results Q1 FY23	July 27, 2022

Tata Motors Consolidated Q1 FY23 Results:

Revenue ₹ 71.9KCr, EBITDA at ₹ 5.3KCr, PBT (bei) ₹ (5.0)KCr, Auto FCF ₹ (9.8) KCr

•	Consolidated Revenue ₹ 71.9KCr, up 8.3%, EBITDA at 7.4% (- 90 bps), EBIT at -0.7% ( +60 bps)

•	JLR Revenue £ 4.4b, down 11.3%, EBITDA at 6.3% (-270 bps), EBIT at -4.4% (-350 bps)

•	Tata CV Revenue ₹ 16.3KCr, up 107.2%, EBITDA at 5.5% (+430 bps), EBIT at 2.8% (+690 bps)

•	Tata PV Revenue ₹ 11.6 KCr, up 122.5%, EBITDA at 6.1% (+200 bps), EBIT at 0.9% (+750 bps)

Mumbai, July 27, 2022: Tata Motors Ltd announced its results for quarter ending June 30, 2022. The results represent the details on consolidated segment level.

		Consolidated (₹ Cr Ind AS)			Jaguar Land Rover (£m, IFRS)			Tata Commercial Vehicles (₹Cr, Ind AS)			Tata Passenger Vehicles (₹Cr, Ind AS)
		Q1 FY23	Vs. PY		Q1 FY23	Vs. PY		Q1 FY23	Vs. PY		Q1 FY23	Vs. PY
Q1 FY23	Revenue	71,935	8.3%		4,406	(11.3)%		16,270	107.2%		11,556	122.5%
	EBITDA (%)	7.4	(90	) bps	6.3	(270	) bps	5.5	430	bps	6.1	200	bps
	EBIT (%)	(0.7)	60	bps	(4.4)	(350	) bps	2.8	690	bps	0.9	750	bps
	PBT (bei)	(4,962)	—		(524)	—		302	—		14	—

Jaguar Land Rover (JLR): Retail sales in Q1 FY23 were 78,825 vehicles, broadly flat compared with Q4 FY22 and down 37% compared with Q1 FY22. Revenue was £4.4 billion in Q1 FY23, down 7.6% from Q4 FY22, impacted by supply challenges including semiconductor shortages, slower than expected ramp-up of the New Range Rover and New Range Rover Sport production and China lockdowns. The customer order book grew further to 200,000 vehicles. The loss before tax in the quarter was £(524) million before a £155 million favourable exceptional pension item. The loss primarily reflects the lower wholesale volumes with weaker mix, as well as unfavourable inflation £(161) million and currency and commodity revaluation £(236) million year on year. The EBIT margin was (4.4)% reflecting the lower volumes and unfavourable mix. Free cashflow was negative in the quarter £(769) million, primarily reflecting £(616) million of unfavourable working capital movements.

Tata Commercial Vehicles (Tata CV): Tata CV business witnessed strong volumes growth as compared to Q1 FY22 (a Covid impacted quarter). The growth in Q1 FY23 has been broad-based across regions and segments. For India business, domestic wholesales were at 95,895 vehicles (+124% yoy). Exports were however at 5,218 vehicles, lower 22.6% affected by financial crisis in few export markets. The margin improvement was aided by higher volumes, realizations, and stable commodity prices.

Tata Passenger Vehicles (Tata PV): Tata PV business continued its strong momentum with wholesales at 130,351 vehicles, up 101.7% vs Q1 FY22. Demand for passenger vehicles continued to stay strong in Q1 FY23 even as the supply side remained moderately impacted. The SUV portfolio contributed 68% of Q1 FY23 sales. Margin improvement was led by strong volumes, improved mix, and impact of higher operating leverage.

Outlook: We expect demand to remain strong despite worries on inflation and geo-political risks while the supply situation is expected to improve further. Cooling commodity prices are expected to aid improvement in underlying margins. We aim to deliver strong improvements in EBIT and free cash flows from Q2 onwards to get to near net auto debt free by FY 24.

Tata Motors Group Results Q1 FY23	July 27, 2022

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Semiconductor related production constraints compounded by slower than expected production ramp up of New Range Rover and Range Rover Sport

•	Covid-19 lockdowns in China also impacted production and sales in the quarter

•	Retail sales in Q1 flat vs. Q4, while wholesales 6% lower vs Q4

•	Loss before tax of £(524)m, excluding an exceptional £155m pensions benefit but including £(236)m FX and commodity revaluation year on year

•	Demand remains strong with a record 200,000 client orders, with Range Rover, Range Rover Sport and Defender accounting for over 60% of client orders.

•	Chip supply expected to gradually improve; continue to expect significant improvement in volumes and profitability over the balance of the financial year ending March 31, 2023

•	Strong liquidity of £5.2 billion, including £3.7 billion cash at June 30, 2022 and £1.5 billion undrawn revolving credit facility from July

REIMAGINE TRANSFORMATION CONTINUES

•	Reimagine, our strategy to deliver the future of modern luxury to our clients and to achieve net zero carbon emissions across supply chain, products and operations by 2039, continues at pace

•	Barbara Bergmeier appointed Executive Director of Industrial Operations to transform our global purchasing, supply chain and manufacturing functions

•

Refocus transformation programme delivered a further £250 million of value in Q1, in addition to the £1.5 billion delivered in FY22 and is on track to deliver a target of £1 billion plus improvements in the year to help mitigate the impact of inflation

•	Investment spending of £2.6 billion planned for the full year to deliver our Reimagine product plans, including the rapid electrification of the product portfolio

•	Range Rover BEV will be launched in 2024 as part of six new Range Rover, Defender, and Discovery models planned by end 2026

•	Transformation of Jaguar into an all-electric luxury brand remains on track with first new vehicles to be revealed before end 2024

•	Plans underway to deliver our ambitious SBTi-approved 2030 targets to reduce greenhouse gas emissions across our operations by 46% and across our value chain by 54% per vehicle by 2030

LOOKING AHEAD

Financial performance is expected to improve significantly over the year with chip supply expected to improve through enhanced supplier engagement including long-term partnership agreements as well as ramping up New Range Rover and Range Rover Sport production. We continue to target achieving a 5% EBIT margin and £1 billion positive free cash flow in FY23. Our medium- and longer-term financial targets under the Reimagine strategy, underpinned by the Refocus transformation programme, remain unchanged, including improving EBIT margins to 10% or more by FY26 and improving free cash flow to achieve near zero net debt by FY 24.

Thierry Bolloré, Jaguar Land Rover’s Chief Executive Officer, said:

“Our strategy to deliver the future of modern luxury to our clients continues at speed, as we accelerate our plans for an electric-first, brand-led business. Although headwinds from the global semiconductor supply and COVID lockdowns in China have impacted our business performance this quarter, I am pleased to confirm that we have a completely reinforced organisation setup to respond to the semiconductor crisis. This is now starting to recover production growth to achieve greater volumes and will allow us to take advantage of our record order book in the second quarter.”

Tata Motors Group Results Q1 FY23	July 27, 2022

TATA COMMERCIAL VEHICLES (TATA CV)

HIGHLIGHTS

•	Q1 revenue at ₹ 16.3KCr, (+107%), EBITDA 5.5% (+430 bps), EBIT 2.8% (+690 bps), PBT (bei) 0.3 K Cr.

•	Q1 Tata CV global wholesales stood at 103.7K units (+100.3%).

•	Q1 CV domestic wholesales at 95.9 K units (+124%), domestic retails at 90.5K units in (+119%).

•	Domestic CV market share at 42.5% in Q1’FY23 (-240 bps vs FY 22); expect to improve in coming quarters.

•	TML Smart City Mobility Limited incorporated for undertaking mass mobility under an own, operate and maintain mode.

•	Q1 FCF negative at ₹ (4.1)K Cr, primarily due to adverse working capital.

FINANCIALS

The CV industry is witnessing a steady recovery post COVID challenges of last year as the economy is gaining traction. The M&HCV and I&LCV segments grew over the same quarter (Q1) last year on the back of increased activity in road construction, mining, and growth in agriculture and e-commerce. SCV demand from last-mile distribution has remained robust backed by continued consumer spending. CV Passenger saw a strong recovery, with a 60% increase over Q4 FY22, due to the opening of schools and replacement of staff buses.

For India business, domestic wholesales were at 95,895 vehicles (+124% yoy). Exports were however at 5,218 vehicles, lower 22.6% affected by financial crisis in few export markets. Volumes were 15.6% lower q-o-q on account of seasonality and weaker exports.

Revenues were at ₹ 16.3KCr, (+107% yoy), (-12% qoq). EBITDA margins and EBIT margins were at 5.5% and 2.8% respectively (+ 430 bps and +690 bps yoy). The margin improvement was aided by higher volumes, better realizations and stable commodity prices.

LOOKING AHEAD

The CV industry is poised for growth on the back of increased infrastructure activity, demand for last mile mobility and strong recovery in bus segment, due to demand for public transportation. The supply situation continues to show improvement. We remain cautiously optimistic about overall demand while keeping a close watch on interest rates and transporter profitability. Cooling commodity prices would aid improvement in underlying margins. Focus remains on steady improvement in market share on the back of strong product portfolio and restoring double digit EBITDA through better realisation, improved mix and strong cost savings whilst continuing to invest aggressively in future technologies and business models.

Girish Wagh, Executive Director Tata Motors Ltd said:

“The CV industry continued to witness rising demand across all segments led by a reviving economy. With the sequential easing of semiconductor shortage and our ramp-up agility, Tata Motors delivered a strong quarter with sales of 1,01,113 units registering 100% growth versus Q1 FY22. During Q1 FY23, we marked a significant leap forward in our commitment towards promoting sustainable mobility with the delivery of ~100 e-buses and successful launch of the Ace EV, which provides a green and smart transport solution for a wide variety of intra-city applications. We also signed a strategic Memorandum of Understanding with leading e-commerce companies and logistics service providers to deliver 39,000 units of the Ace EV along with its enabling eco-system. Furthermore, we also received a letter of allocation of 1500 e-buses from Delhi Transport Corporation, as part of the larger entitled order of 5000 e-buses, from the recently won CESL tender. Going forward, we remain cautiously optimistic about overall CV-demand while keeping a close watch on interest rates, input costs, transporter profitability, and semiconductor availability.”

Tata Motors Group Results Q1 FY23	July 27, 2022

TATA PASSENGER VEHICLES (TATA PV)

HIGHLIGHTS

•	Q1 revenue at ₹ 11.6KCr, (+122%), EBITDA 6.1% (+200 bps), EBIT 0.9% (+750 bps), PBT (bei) breakeven.

•	Q1 Tata PV global wholesales at 130.4K units (+102%).

•	Q1 PV domestic wholesales at 130.1 K units (+102%), domestic retails at 124.8K units (+ 132%).

•	Q1 EV volumes highest at 9.3 K units (+444%). EV penetration at 7%.

•	CNG penetration increased to 11% in Q1 FY23. Tiago and Tigor CNG well received by the market.

•	Domestic PV market share strengthened further by 220 bps to 14.3% in Q1 FY23.

•	EV Fleet segment witnessed strong demand, signed MOU with Lithium Urban Technologies for 5,000 EVs, BluSmart Electric Mobility for 10,000 XPRES T EVs.

•	Q1 FCF positive at ₹ 1.2KCr. Cash profits funding investments.

FINANCIALS

Tata PV business continued its strong momentum. Robust demand for New Forever range and agile actions taken on the supply side drove volumes growth. On backdrop of strong volumes, Q1 revenue stood at ₹ 11.6KCr, (+122%), EBITDA 6.1% (+200 bps), EBIT 0.9% (+750 bps), PBT (bei) was at breakeven. Higher operating leverage drove strong improvement in EBIT margin and PBT(bei). As compared to Q4 FY22, revenues grew further by 10%, despite supply side being moderately impacted due to lockdowns in China. Market shares improved to 14.3% in Q1 FY23.

LOOKING AHEAD

In Passenger Vehicles, the company will continue to drive strong sales performance and sustain profitability and cash flow improvement measures. In Electric Vehicles, the business will drive up penetration and accelerate sales further as the supply situation improves. The business will continue to step-up new product launches and introduce exciting variants across segments. Despite significant step-up in investments, the PV business is expected to remain self-sustaining whilst the EV business investments are well funded with the capital infusion.

Shailesh Chandra, Managing Director Tata Motors Passenger Vehicles Ltd & Tata Passenger Electric Mobility Limited said:

Demand for passenger vehicles continued to stay strong in Q1 FY23 even as the supply side remained moderately impacted. Overcoming all challenges, Tata Motors consistently set new sales records every month in passenger vehicle to record the highest ever wholesales and production of ~130,000 vehicles, twice as compared to Q1FY22. Electric vehicle sales too scaled new peaks month-on-month to deliver over 440% growth in Q1 FY23 versus Q1 FY22.

During the quarter, we presented two new, future oriented, sustainable mobility concepts- ‘Curvv’ and ‘AVINYA’ that will introduce India to new vehicle typographies and experiences. While the ‘Curvv’, will be launched first as an EV and thereafter with internal combustion engine, ‘AVINYA’ is our vision of a pure electric vehicle that offers unparalleled roominess and comfort; delivers wellness with a premium experience; and comes packed with new age technology. We also launched the Nexon EV Max in Q1 FY23 and are seeing a robust demand for this extension of India’s best-selling EV.

Going forward, we expect the supply side, including that of critical electronic components to progressively improve. We continue to monitor the evolving demand and supply situation and will stay nimble to take necessary actions swiftly.”

Tata Motors Group Results Q1 FY23	July 27, 2022

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹ 217 Cr to ₹ 2,421 Cr during Q1 FY23 due to higher gross borrowings.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net profit from joint ventures and associates amounted to ₹ 36Cr compared with a loss of ₹ 130Cr in Q1 FY’22. Other income (excluding grants) was ₹ 340Cr in Q1 FY23 versus ₹ 240Cr in Q1 FY22.

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was negative at ₹ 9.8 KCr (as compared to negative ₹ 18.2K Cr in Q1 FY 22), primarily due to working capital impact of ₹ 8.9 KCr.

REPORTING FORMAT

The press release represents results provided the details on consolidated segment level. The operating segment comprise of automotive segment and others.

In automotive segment, results have been presented for entities basis four reportable sub-segments as below

TML Group Automotive business

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	July 27, 2022

Independent Auditors Report (Consolidated)

B S R & Co. LLP Chartered Accountants 8th floor, Business Plaza, Westin Hotel Campus, 36/3-B, Koregaon Park Annex, Mundhwa Road, Ghorpadi, Pune - 411001, India	Telephone: +91 20 6747 7300 Fax: +91 20 6747 7310

Limited Review Report on unaudited consolidated financial results of Tata Motors Limited for the quarter ended 30 June 2022 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”) and its share of the net profit after tax and total comprehensive income of its associates and joint ventures for the quarter ended 30 June 2022 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure I.

5.

Attention is drawn to the fact that the figures for the three months ended 31 March 2022 as reported in these unaudited consolidated financial results are the balancing figures between audited figures in respect of the full previous financial year and the published year to date figures up to the third quarter of the previous financial year. The figures up to the end of the third quarter of previous financial year had only been reviewed and not subjected to audit.

6.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 8, 9 and 11 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

7.

We draw attention to Note 2 to the unaudited consolidated financial results, which describes the economic and social consequences/disruption the Group is facing as a result of COVID-19 which is impacting supply chains / consumer demand/ financial markets/commodity prices/ personnel available for work.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063

B S R & Co. LLP

Our conclusion is not modified in respect of this matter.

8.

We did not review the interim financial statements /financial information/ financial results of one subsidiary and 55 step-down subsidaries included in the Statement, whose interim financial statements /financial information/ financial results reflect Total revenues (before consolidation adjustments) of Rs. 45,205.81 crores, total net loss after tax (before consolidation adjustments) of Rs. 4,579.36 crores and total comprehensive loss (before consolidation adjustments) of Rs. 6,598.01 crores, for the quarter ended 30 June 2022, as considered in the unaudited consolidated financial results. The unaudited consolidated financial results also include the Group’s share of net profit after tax of Rs. 5.36 crores and total comprehensive income of Rs. 5.36 crores, for the quarter ended 30 June 2022 as considered in the Statement, in respect of five associates and two joint ventures, whose interim financial statements/ financial information/interim financial results have not been reviewed by us. These interim financial statements/ financial information/interim financial results have been reviewed by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiary, step-down subsidiaries,associates and joint ventures, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

9.

Two step down subsidiaries are located outside India whose interim financial statements/financial information/financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted the interim financial statements/financial information/financial results of such step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to the balances and affairs of such step-down subsidiaries located outside India is based on the reports of other auditors and the conversion adjustments prepared by the management of the Parent and reviewed by us.

Our conclusion is not modified in respect of this matter.

10.

The Statement includes the interim financial statements /financial information/ financial results of eight subsidiaries and twelve step-down subsidiaries which have not been reviewed, whose interim financial statements /financial information/ financial results reflect total revenues (before consolidation adjustments) of Rs. 273.00 crores, total profit after tax (before consolidation adjustments) of Rs. 4.93 crores and total comprehensive income (before consolidation adjustments) of Rs. 6.23 crores, for the quarter ended 30 June 2022, as considered in the Statement. The Statement also includes the Group’s share of net loss after tax of Rs. 13.65 crores and total comprehensive loss of Rs. 13.65 crores, for the quarter ended 30 June 2022 as considered in the unaudited consolidated financial results, in respect of three associates and two joint ventures, based on their interim financial statements /financial information/ financial results which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial statements /financial information/ financial results are not material to the Group.

Our conclusion is not modified in respect of this matter.

11.

We did not review the interim financial statement/financial information/financial results of one joint operation included in the Statement, whose results reflect total revenue (before consolidation adjustments) of Rs. 5,007.12 crores, total net profit after tax (before consolidation adjustments) of Rs. 201.88 crores and total comprehensive income (before consolidation adjustments) of Rs. 202.18 crores, for the quarter ended 30 June 2022, as considered in the unaudited consolidated financial results. The interim financial statement/financial information/financial results of this joint operation has been been reviewed by other auditor whose report has been fursnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No.:101248W/W-100022

Shiraz Vastani

Partner

Mumbai	Membership No.: 103334
27 July 2022	UDIN:22103334ANSGLA8580

B S R & Co. LLP

Annexure I

List of entities included in unaudited consolidated financial results.

Sr. No	Name of component	Relationship

1	TML Business Services Limited	Subsidiary

2	Tata Technologies Limited	Subsidiary

3	Tata Marcopolo Motors Limited	Subsidiary

4	TMF Holding Limited	Subsidiary

5	Tata Motors Insurance Broking and Advisory Services Limited	Subsidiary

6	Jaguar Land Rover Technology and Business Services India Private Limited (Name changed from JT Special Vehicles Pvt. Limited with effect from April 12, 2022)	Subsidiary

7	Tata Hispano Motors Carrocera S.A	Subsidiary

8	TML Holdings Pte, Ltd; Singapore	Subsidiary

9	Tata Precision Industries Pte Ltd	Subsidiary

10	Tata Hispano Motors Carrocerries Maghreb SA	Subsidiary

11	Brabo Robotics and Automation Limited	Subsidiary

12	Tata Motors Passenger Vehicles Limited (Name changed from TML Business Analytics Services Limited with effect from September 17, 2021)	Subsidiary

13	TML CV Mobility Solutions Limited	Subsidiary

14	Tata Passenger Electric Mobility Ltd. (Incorporated on December 21, 2021)	Subsidiary

15	TML Smart City Mobility Solutions Limited	Subsidiary

B S R & Co. LLP

16	Trilix S.R.L	Step down Subsidiary

17	Jaguar Land Rover India Limited	Step down subsidiary

18	Tata Motors Finance Solutions Limited	Step down subsidiary

19	Tata Daewoo Commercial Vehicle Co Ltd	Step down subsidiary

20	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	Step down subsidiary

21	Tata Motors (Thailand) Ltd	Step down subsidiary

22	Tata Motors (SA) (Propreitary) Ltd	Step down subsidiary

23	P.T. Tata Motors Indonesia	Step down subsidiary

24	Jaguar Land Rover Automotive PLC	Step down subsidiary

25	PT Tata Motors Distribusi Indonesia	Step down subsidiary

26	Jaguar Land Rover France SAS	Step down subsidiary

27	Jaguar Land Rover Italia SPA	Step down subsidiary

28	Jaguar Land Rover Portugal Veiculos e Pecas Lda	Step down subsidiary

29	Jaguar Land Rover Espana SL	Step down subsidiary

30	Jaguar Land Rover Deustcheland GmbH	Step down subsidiary

31	Jaguar Land Rover Austria GmbH	Step down subsidiary

32	Jaguar Land Rover Australia Pty Limited	Step down subsidiary

33	Jaguar Land Rover Japan Limited	Step down subsidiary

34	Jaguar Land Rover Canada ULC	Step down subsidiary

35	Jaguar Land Rover Belux NV (Following the merger of Jaguar Belux and Land Rover)	Step down subsidiary

B S R & Co. LLP

36	Jaguar Land Rover Nederland BV	Step down subsidiary

37	Jaguar Land Rover (South Africa) (Pty) Ltd	Step down subsidiary

38	JLR Nominee Company Limited	Step down subsidiary

39	Jaguar Land Rover (South Africa) Holdings Limited	Step down subsidiary

40	Jaguar Cars Limited	Step down subsidiary

41	Jaguar Cars (South Africa) (Pty) Ltd	Step down subsidiary

42	S S Cars Limited	Step down subsidiary

43	Daimler Transport Vehicles Limited	Step down subsidiary

44	Jaguar Land Rover North America LLC	Step down subsidiary

45	Jaguar Land Rover Holdings Limited	Step down subsidiary

46	Jaguar Land Rover Limited	Step down subsidiary

47	Land Rover Exports Limited ( Business Transferred to Jaguar Land Rover Exports Limited)	Step down subsidiary

48	The Lanchester Motor Company Limited	Step down subsidiary

49	The Daimler Motor Company Limited	Step down subsidiary

50	Jaguar Land Rover Korea Company Limited	Step down subsidiary

51	Jaguar land rover (China) Investment Co. Limited	Step down subsidiary

52	Jaguar e Land rover Brasil Industria e Comercio de veiculos LTDA	Step down subsidiary

53	Limited Liability Company “Jaguar land rover” (Russia)	Step down subsidiary

B S R & Co. LLP

54	Land Rover Ireland Limited	Step down subsidiary

55	Shanghai Jaguar Land Rover Automotive Services Company Limited	Step down subsidiary

56	Jaguar Land Rover Pension Trustees Limited	Step down subsidiary

57	Jaguar Land Rover Slovakia S.R.O	Step down subsidiary

58	Jaguar Land Rover Singapore Pte. Ltd.	Step down subsidiary

59	Jaguar Racing Limited	Step down subsidiary

60	Inmotion Ventures Limited	Step down subsidiary

61	Inmotion Ventures 2 Limited	Step down subsidiary

62	Inmotion Ventures 3 Limited	Step down subsidiary

63	Jaguar Land Rover Columbia S.A.S	Step down subsidiary

64	Tata Technologies Inc.	Step down subsidiary

65	Tata Technologies De Mexico, S.A. de C.V.	Step down subsidiary

66	Tata Technologies Pte Limited	Step down subsidiary

67	Tata Technologies (Thailand) Limited	Step down subsidiary

68	Tata Technologies Europe limited	Step down subsidiary

69	Incat International PLC	Step down subsidiary

70	Tata Technologies GmBH	Step down subsidiary

71	Cambric Limited	Step down subsidiary

72	Tata Technlogies SRL Romania	Step down subsidiary

73	Tata Manufacturing Technologies (Shanghai) Limited	Step down subsidiary

B S R & Co. LLP

74	Tata Technologies Nordics AB	Step down subsidiary

75	Tata Motors Finance Limited	Step down subsidiary

76	Tata Motors European Technical Centre PLC (Changed from a direct subsidiary of TML to a WOS of TPEM w.e.f. March 10, 2022)	Step down subsidiary

77	Jaguar Land Rover Ireland (Services) Limited	Step down subsidiary

78	Jaguar Land Rover Mexico, SAPi de CV - Mexico	Step down subsidiary

79	Jaguar Land Rover Servicios Mexico, S.A. de C.V. - Mexico	Step down subsidiary

80	Jaguar Land Rover Taiwan Company LTD	Step down subsidiary

81	Jaguar Land Rover Hungary KFT	Step down subsidiary

82	Jaguar Land Rover Classic USA LLC	Step down subsidiary

83	Jaguar Land Rover Classic Deutschland GmbH	Step down subsidiary

84	Jaguar Land Rover Ventures Ltd	Step down subsidiary

85	Jaguar Land Rover (Ningbo) Trading Co. Limited	Step down subsidiary

86	Bowler Motors Limited	Step down subsidiary

87	In-Car Ventures Limited	Step down subsidiary

88	Tata Cumins Private Limited	Joint Operation

89	Fiat India Automobiles Private Limited	Joint Operation

90	Nita Company Ltd	Associate

B S R & Co. LLP

91	Jaguar Cars Finance Limited	Associate

92	Synaptiv Limited	Associate

93	Cloud Car Inc	Associate

94	Automobile Corporation of Goa Limited	Associate

95	Tata Hitachi Construction Machinery Company Private Limited	Associate

96	Tata Precision Industries (India) Limited	Associate

97	Tata Autocomp Systems Limited	Associate

98	Drive Club Service Pte Ltd	Associate

99	Inchcape JLR Europe Limited	Associate

100	Chery Jaguar Land Rover Automotive Company Ltd	Joint Venture

101	Tata HAL Technologies Limited	Joint Venture

102	Loginomic Tech Solutions Limited	Joint Venture

103	Jaguar Land Rover Schweiz AG	Joint Venture

News Release – 4	July 27, 2022

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2022

		Quarter ended				Year ended
		June 30,		March 31,	June 30,	March 31,
		2022		2022	2021	2022
Particulars		Unaudited		Audited [refer note 8]	Unaudited	Audited
	Revenue from operations
I	(a) Revenue		71,227.76	77,857.16	65,535.38	275,235.23
	(b) Other operating revenues		706.90	581.90	871.07	3,218.39
	Total revenue from operations (a)+(b)		71,934.66	78,439.06	66,406.45	278,453.62
II	Other income (includes government incentives)		887.36	902.55	581.60	3,053.63
III	Total Income (I + II)		72,822.02	79,341.61	66,988.05	281,507.25
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		46,923.71	47,590.01	37,312.38	159,598.06
	(ii) Basis adjustment on hedge accounted derivatives		412.59	379.14	218.45	1,322.50
	(b) Purchase of products for sale		5,263.64	5,350.94	3,677.75	18,374.77
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(4,378.21)	(2,123.66)	1,341.56	1,590.49
	(d) Employee benefits expense		7,786.36	8,029.42	7,994.70	30,808.52
	(e) Finance costs		2,420.72	2,380.52	2,203.30	9,311.86
	(f) Compulsorily convertible preference share measured at fair value		—	14.45	—	14.45
	(g) Foreign exchange (gain)/loss (net)		767.78	444.33	14.89	78.68
	(h) Depreciation and amortisation expense		5,841.04	6,432.11	6,202.13	24,835.69
	(i) Product development/engineering expenses		2,691.90	2,752.47	2,043.60	9,209.50
	(j) Other expenses		13,833.85	11,640.56	12,093.48	47,133.85
	(k) Amount transferred to capital and other account		(3,779.69)	(3,921.39)	(3,533.03)	(14,397.29)
	Total expenses (IV)		77,783.69	78,968.90	69,569.21	287,881.08
V	Profit/(loss) before exceptional items and tax (III - IV)		(4,961.67)	372.71	(2,581.16)	(6,373.83)
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service credit (refer note 3)		(1,495.07)	—	—	—
	(b) Employee separation cost		1.45	1.96	1.13	9.83
	(c) Reversal for cost of closure of operation of a subsidiary		—	(18.15)	(1.13)	(21.47)
	(d) Reversal of Impairment in subsidiaries		—	—	—	(86.26)
	(e) Cost of slump sale of passenger vehicle undertaking		—	301.34	—	301.34
	(f) Provision for Russia market (refer note 6)		—	428.66	—	428.66
	(g) Others		—	—	(2.52)	(2.52)
VII	Profit/(loss) before tax (V - VI)		(3,468.05)	(341.10)	(2,578.64)	(7,003.41)
VIII	Tax expense/(credit) (net)
	(a) Current tax		599.26	925.82	444.34	2,669.98
	(b) Deferred tax		919.70	(167.60)	1,297.62	1,561.31
	Total tax expense/(credit) (net) (refer note 4)		1,518.96	758.22	1,741.96	4,231.29
IX	Profit/(Loss) for the period from continuing operations (VII - VIII)		(4,987.01)	(1,099.32)	(4,320.60)	(11,234.70)
X	Share of profit/(loss) of joint ventures and associates (net)		36.04	107.27	(129.52)	(74.06)
XI	Profit/(Loss) for the period (IX + X)		(4,950.97)	(992.05)	(4,450.12)	(11,308.76)
	Attributable to:
	(a) Shareholders of the Company		(5,006.60)	(1,032.84)	(4,450.92)	(11,441.47)
	(b) Non-controlling interests		55.63	40.79	0.80	132.71
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		3,414.86	6,320.58	(537.65)	7,480.70
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		(908.95)	(1,572.79)	1,023.27	(963.79)
	(B) (i) Items that will be reclassified to profit or loss		(7,441.55)	(4,456.90)	387.38	(9,002.90)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		1,571.55	1,033.79	78.89	2,030.80
	Total other comprehensive income/(loss)		(3,364.09)	1,324.68	951.89	(455.19)
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		(8,315.06)	332.63	(3,498.23)	(11,763.95)
	Attributable to:
	(a) Shareholders of the Company		(8,367.49)	291.33	(3,509.91)	(11,897.28)
	(b) Non-controlling interests		52.43	41.30	11.68	133.33
XIV	Paid-up equity share capital (face value of ₹2 each)		765.93	765.88	765.81	765.88
XV	Reserves excluding revaluation reserves					43,795.38
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(13.07)	(2.70)	(11.62)	(29.88)
	(b) Diluted EPS	₹	(13.07)	(2.70)	(11.62)	(29.88)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(13.07)	(2.70)	(11.62)	(29.88)
	(b) Diluted EPS	₹	(13.07)	(2.70)	(11.62)	(29.88)
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and Insurance Broking services.

Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

	Particulars	Quarter ended			(₹ in crores) Year ended
		June 30,	March 31,	June 30,	March 31,
		2022	2022	2021	2022
		Unaudited	Audited [refer note 8]	Unaudited	Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	16,269.81	18,528.87	7,853.76	52,287.30
	(b) Passenger Vehicle	11,556.32	10,491.32	5,194.17	31,514.90
	(c) Corporate/Unallocable	117.74	184.15	38.14	314.35
	- Vehicle Financing	1,097.68	1,085.04	1,059.85	4,584.58
	- Jaguar and Land Rover	43,056.30	48,022.57	51,795.37	187,696.74
	Less: Intra segment eliminations	(831.18)	(546.24)	(25.65)	(618.20)

	-Total	71,266.67	77,765.71	65,915.64	275,779.67
II.	Others	970.99	987.13	752.63	3,809.13

	Total Segment Revenue	72,237.66	78,752.84	66,668.27	279,588.80
	Less: Inter segment revenue	(303.00)	(313.78)	(261.82)	(1,135.18)

	Revenue from Operations	71,934.66	78,439.06	66,406.45	278,453.62

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	395.41	673.37	(326.75)	210.21
	(b) Passenger Vehicle	72.53	140.72	(341.74)	(660.13)
	(c) Corporate/Unallocable	5.50	46.23	(39.28)	(62.47)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(0.75)	(41.16)	(482.29)	(253.19)
	- Jaguar and Land Rover	(3,430.99)	1,414.28	(232.73)	(439.39)
	Less: Intra segment eliminations	(17.27)	(90.20)	—	(90.20)

	-Total	(2,975.57)	2,143.24	(1,422.79)	(1,295.17)
II.	Others	176.58	170.98	107.21	624.73

	Total Segment results	(2,798.99)	2,314.22	(1,315.58)	(670.44)
	Less: Inter segment eliminations	7.70	(12.13)	(2.18)	53.75

	Net Segment results	(2,791.29)	2,302.09	(1,317.76)	(616.69)
	Add/(Less) : Other income (excluding Government Incentives)	339.98	242.42	240.45	928.92
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,742.58)	(1,727.47)	(1,488.96)	(6,607.38)
	Add/(Less) : Foreign exchange gain/(loss) (net)	(767.78)	(444.33)	(14.89)	(78.68)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(1.36)	(55.56)	2.52	(52.50)
	(b) Passenger Vehicle	—	(233.19)	—	(147.21)
	(c) Corporate/Unallocable	(0.09)	3.60	—	(0.10)
	- Jaguar and Land Rover	1,495.07	(428.66)	—	(428.66)
	- Others	—	—	—	(1.11)

	Total Profit/(loss) before tax	(3,468.05)	(341.10)	(2,578.64)	(7,003.41)

		As at June 30,	As at June 30,	As at March 31,
		2022	2021	2022
C.	Segment Assets	Unaudited	Unaudited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	31,187.00	28,658.21	30,407.96
	(b) Passenger Vehicle	15,249.74	17,439.31	15,877.08
	(c) Corporate/Unallocable - (including assets classified as held for sale)	2,022.32	4,585.14	856.80
	- Vehicle Financing (including assets classified as held for sale)	38,991.07	36,344.62	38,994.57
	- Jaguar and Land Rover (including assets classified as held for sale)	175,100.20	177,024.04	172,273.81
	Less: Intra segment eliminations	(110.86)	—	—

	-Total	262,439.47	264,051.32	258,410.22
II.	(a) Others	3,605.38	2,790.78	3,465.00

	Total Segment Assets	266,044.85	266,842.10	261,875.22
	Less: Inter segment eliminations	(1,176.98)	(1,272.27)	(1,129.43)

	Net Segment Assets	264,867.87	265,569.83	260,745.79
	Investment in equity accounted investees
	- Tata and other brands vehicles - Corporate/Unallocable	591.18	436.77	554.25
	- Jaguar and Land Rover	3,165.39	3,157.52	3,192.99
	- Others	591.26	584.66	602.15
	Add : Unallocable assets	52,552.58	60,192.28	65,524.75

	Total Assets	321,768.28	329,941.06	330,619.93

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	18,433.66	13,816.91	21,230.50
	(b) Passenger Vehicle	12,242.13	6,235.68	10,932.34
	(c) Corporate/Unallocable (including liabilities for assets classified as held for sale)	234.70	767.90	209.55
	- Vehicle Financing	862.14	621.19	966.20
	- Jaguar and Land Rover (including liabilities for assets classified as held for sale)	93,396.20	102,631.25	94,698.42
	Less: Intra segment eliminations	(94.86)	—	(88.60)

	-Total	125,073.97	124,072.93	127,948.41
II.	(a) Others	1,645.44	1,483.18	2,020.15

	Total Segment Liabilities	126,719.41	125,556.11	129,968.56
	Less: Inter segment eliminations	(263.39)	(279.52)	(269.78)

	Net Segment Liabilities	126,456.02	125,276.59	129,698.78
	Add : Unallocable liabilities	154,340.12	150,871.41	152,088.85

	Total Liabilities	280,796.14	276,148.00	281,787.63

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 27, 2022.

2)

Covid-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, the Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time during the previous year/period. The pandemic has impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies) and consumer demand. The Company is monitoring the situation closely taking into account directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from Covid-19 pandemic in the preparation of the financial statements including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables and the net realisable values of other assets. However, given the effect of the pandemic on the overall economic activity and in particular on the automotive industry, the impact assessment of Covid-19 on the above mentioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial statements. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

3)	During the quarter ended June 30, 2022 Jaguar Land Rover has recognized a pension past service credit of ₹ 1,495.07 crores (£155 million) due to change in inflation index from RPI to CPI.

4)

Despite a loss during the quarter ended June 30, 2022, a tax charge of ₹ 1,098.06 crores (£113 million) was incurred at Jaguar Land Rover as a result of inability to recognise UK deferred tax assets arising in the period due to current UK loss profile amounting to ₹ 1,487.71 crores (£154 million) and non-recognition of UK deferred tax assets relating to pension and hedging movements in other reserves.

5)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

6)

During the year ended March 31, 2022, Jaguar Land Rover has created a provision of ₹ 428.66 crores (£43.00 million) in relation to customer liabilities arising from sanctions imposed against Russia by many countries, preventing the shipment of vehicles and certain parts to the market.

7)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at period ended June 30, 2022:

Sr No	Particulars	Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31
		2022	2022	2021	2022
		Unaudited	Audited [refer note 8]	Unaudited	Audited
a)	Debt Equity Ratio (number of times)	3.75	3.13	2.75	3.13
	[Total Debt(i)/Equity(ii)]
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax + Interest on borrowings)/(Interest on borrowings + Repayment of borrowings)(iii)]	(0.37)	0.18	(0.19)	0.04
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/ (loss) before exceptional items and tax +Interest on borrowings)/Interest on borrowings]	(1.45)	1.18	(0.40)	0.19
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	411.14	411.14	904.44	411.14
f)	Net worth(iv) (₹ In crores)	36,483.81	44,561.24	51,959.39	44,561.24
g)	Current ratio (number of times)	0.94	0.98	0.94	0.98
	[Current assets / Current liabilities]
h)	Long term debt to working capital (number of times) [Long Term Borrowings(v) / Working capital(vi)]	6.94	5.42	8.24	5.42
i)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of trade and other receivables(viii)]	0.00%	0.27%	0.77%	1.01%
j)	Current liability ratio (number of times) [Current Liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]	0.43	0.44	0.44	0.44
k)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.43	0.42	0.43	0.42
l)	Debtors turnover (in times) (not annualised) [Revenue from operations (excluding finance revenue) / Average trade receivables]	5.44	6.47	5.91	21.84
m)	Inventory turnover (in times) (not annualised) [Raw material consumed (ix)/ Average inventory(x) ]	1.30	1.50	1.18	5.07
n)	Operating margin (%) [(Profit/ (loss) before exceptional items and tax + Finance costs (excluding finance costs pertaining to borrowings sourced by vehicle financing segment) + Foreign exchange (gain)/loss (net)+ Depreciation and amortisation expense - Other Income (excluding incentives)) / Revenue from operations]	4.24%	11.14%	7.36%	8.70%
o)	Net profit margin (%) [Profit/(loss) for the period / Revenue from operations]	(6.88%)	(1.26%)	(6.70%)	(4.06%)

Notes:

(i)	Total debt includes non-current and current borrowings.

(ii)	Equity = equity attributable to owners of Tata Motors Ltd

(iii)

Repayment of borrowing includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

(iv)

Net worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

(v)	Long term borrowings (including current portion of long term borrowings)

(vi)	Working capital = current assets - current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings)

(vii)	Bad debts includes written off on trade and other receivables.

(viii)	Average of trade and other receivables includes trade receivables, non-current and current loans and advances, non-current and current other assets.

(ix)	Raw material consumed includes cost of materials consumed, purchase of products for sale and changes in inventories of finished goods, work-in-progress and products for sale.

(x)	Inventory includes raw materials and components, work-in-progress, finished goods, stores and spare parts, consumable tools and goods-in-transit - raw materials and components.

8)

Figures for the quarter ended March 31, 2022 , represent the difference between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2021, which were subject to limited review.

9)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter ended June 30, 2022.

Tata Motors Limited
GIRISH WAGH
Mumbai, July 27, 2022	Executive Director

News Release – 5	July 27, 2022

Independent Auditors Report (Standalone)

B S R & Co. LLP Chartered Accountants
8th floor, Business Plaza, Westin Hotel Campus, 36/3-B, Koregaon Park Annex, Mundhwa Road, Ghorpadi, Pune - 411001, India	Telephone: +91 20 6747 7300 Fax: +91 20 6747 7310

Independent Auditor’s Report

To the Board of Directors of Tata Motors Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended 30 June 2022, (in which are included interim financial statements of a joint operation) attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, these standalone financial results:

a.	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations in this regard; and

b.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards, and other accounting principles generally accepted in India, of the net loss and other comprehensive loss and other financial information for the quarter ended 30 June 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

a.

We draw attention to Note 4 to the standalone financial results, which describes the economic and social consequences/disruption the entity is facing as a result of COVID-19 which is impacting supply chains / consumer demand/ financial markets/commodity prices/ personnel available for work.

Our opinion is not modified in respect of this matter.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These quarterly financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and the Board of Directors are responsible for the preparation of these standalone financial results that give a true and fair view of the net profit/ loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with

Registered Office:

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

Regulation 63 of the Listing Regulations. The respective Management and Board of Directors of the Company and its joint operation are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the respective Management and the Board of Directors are responsible for assessing each company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors are also responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∎

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∎

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

∎

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone financial results made by the Management and Board of Directors.

∎

Conclude on the appropriateness of the Management and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∎

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance of the Company and such other entity included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

Other Matter

a.

Attention is drawn to the fact that the figures for the 3 months ended 31 March 2022 as reported in these standalone financial results are the balancing figures between audited figures in respect of the full previous financial year and the published audited year to date figures up to the third quarter of the previous financial year.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No.:101248W/W-100022

Shiraz Vastani
Partner
Mumbai	Membership No.: 103334
27 July 2022	UDIN:22103334ANSGBD9103

News Release – 6	July 27, 2022

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2022

	Particulars	Quarter ended				Year ended
		June 30,		March 31,	June 30,	March 31,
		2022		2022	2021	2022
				(Refer note 7)

I	Revenue from operations		Audited
	(a) Revenue		14,793.12	17,224.61	6,507.28	46,880.97
	(b) Other operating revenue		81.32	113.66	69.33	382.71
	Total revenue from operations (a)+(b)		14,874.44	17,338.27	6,576.61	47,263.68
II.	Other income (includes Government incentives)		210.77	195.32	124.55	659.91
III.	Total Income (I+II)		15,085.21	17,533.59	6,701.16	47,923.59
IV.	Expenses
	(a) Cost of materials consumed		10,525.85	11,036.46	4,900.95	31,693.11
	(b) Purchases of products for sale		1,655.95	1,605.80	898.22	5,030.00
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(919.23)	870.43	(1,059.66)	(403.87)
	(d) Employee benefits expense		1,062.85	875.60	921.56	3,601.51
	(e) Finance costs		528.80	491.75	563.49	2,121.73
	(f) Foreign exchange (gain)/loss (net)		89.06	49.80	35.42	136.81
	(g) Depreciation and amortisation expense		422.98	457.86	417.88	1,760.57
	(h) Product development/engineering expenses		177.67	262.63	92.37	593.90
	(i) Other expenses		1,923.40	1,832.57	1,047.48	6,018.71
	(j) Amount transferred to capital and other accounts		(243.87)	(261.85)	(200.82)	(905.42)
	Total expenses (IV)		15,223.46	17,221.05	7,616.89	49,647.05
V.	Profit/(loss) before exceptional items and tax (III-IV)		(138.25)	312.54	(915.73)	(1,723.46)
VI.	Exceptional Items
	(a) Employee separation cost		1.36	1.87	1.13	8.35
	(b) Cost of slump sale of PV undertaking		—	50.00	—	50.00
	(c) Provision/(reversal) for loan given to/investment in/cost of closure of subsidiary companies		0.07	(193.42)	26.28	(139.24)
	(d) Others		—	—	(2.52)	(2.52)
VII.	Profit/(loss) before tax from continuing operations (V-VI)		(139.68)	454.09	(940.62)	(1,640.05)
VIII.	Tax expense/(credit) (net) of continuing operations
	(a) Currrent tax		15.69	22.44	4.70	51.18
	(b) Deferred tax		25.66	18.30	(3.90)	48.00
	Total tax expense (net)		41.35	40.74	0.80	99.18
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		(181.03)	413.35	(941.42)	(1,739.23)
X.	Profit/(loss) before tax for the period from discontinued operations		—	—	(373.53)	392.51
XI.	Tax expense/(credit) (net) of discontinued operations
	(a) Currrent tax		—	—	5.79	44.14
	(b) Deferred tax		—	—	—	—
	Total tax expense		—	—	5.79	44.14
XII.	Profit/(loss) for the period after tax from discontinued operations (X-XI)		—	—	(379.32)	348.37
XIII.	Profit/(loss) for the period (IX+XII)		(181.03)	413.35	(1,320.74)	(1,390.86)
XIV.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		(237.57)	132.26	171.58	313.63
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		10.59	(19.41)	(14.06)	(32.33)
	(B) (i) Items that will be reclassified to profit and loss		(123.31)	9.71	(31.87)	1.62
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		15.87	(3.40)	11.15	(0.57)
	Total other comprehensive income/(loss)		(334.42)	119.16	136.80	282.35
XV.	Total comprehensive income/(loss) for the period (XIII+XIV)		(515.45)	532.51	(1,183.94)	(1,108.51)
XVI.	Paid-up equity share capital (face value of ₹2 each)		765.93	765.88	765.81	765.88
XVII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)					19,178.27
XVIII.	Earnings/(loss) per share (EPS)
	Earnings/(loss) per share from continuing operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	(0.47)	1.07	(2.46)	(4.54)
	(ii) Diluted	₹	(0.47)	1.07	(2.46)	(4.54)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(0.47)	1.17	(2.46)	(4.54)
	(ii) Diluted	₹	(0.47)	1.17	(2.46)	(4.54)
	Earnings/(loss) per share from discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	—	—	(0.99)	0.90
	(ii) Diluted	₹	—	—	(0.99)	0.90
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	—	—	(0.99)	1.00
	(ii) Diluted	₹	—	—	(0.99)	1.00
	Earnings/(loss) per share from continuing and discontinued operations (EPS)
	(a) Ordinary shares (face value of ₹ 2 each) :
	(i) Basic	₹	(0.47)	1.07	(3.45)	(3.63)
	(ii) Diluted	₹	(0.47)	1.07	(3.45)	(3.63)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	(0.47)	1.17	(3.45)	(3.63)
	(ii) Diluted	₹	(0.47)	1.17	(3.45)	(3.63)
		Not annualised

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on July 27, 2022.

2)	The above results include the Company’s proportionate share of income and expenditure in its Joint Operation, namely Tata Cummins Private Limited.

A Scheme of Arrangement, between Tata Motors Limited and Tata Motors Passenger Vehicles Limited (formerly known as TML Business Analytics Services Limited) (Transferee Company) for transfer of the PV Undertaking of the Company to the Transferee Company, was effective from January 1, 2022. Post transfer of PV Undertaking, the arrangement with Fiat India Automobiles Private Limited (FIAPL) is considered to be a Joint Venture of the Company.

Accordingly, the results of PV undertaking along with joint operation Fiat India Automobiles Private Limited (FIAPL) has been disclosed as discontinued operations in the Statement of Profit and Loss for the quarter ended June 30, 2021 and year ended March 31, 2022.

Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid Joint Operations:

(₹ in  crores)

Particulars		Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31,
		2022	2022	2021	2022
1	Revenue from operations	14,708.78	17,192.07	6,445.40	46,668.92
2	Profit/(loss) before tax from continuing operations	(90.69)	367.11	(914.03)	(1,795.39)
3	Profit/(loss) after tax from continuing operations	(117.76)	389.10	(911.16)	(1,763.34)
4	Profit/(loss) before tax from discontinued operations	—	—	(373.39)	143.81
5	Profit/(loss) after tax from discontinued operations	—	—	(373.39)	143.81

3)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at quarter ended June 30, 2022:

Sr No	Particulars	Quarter ended			Year ended
		June 30,	March 31,	June 30,	March 31,
		2022	2022	2021	2022
		Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/ Equity(ii)]	1.17	1.16	1.58	1.16
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/(Interest on Borrowings + Repayment of Borrowings(iii))]	(0.71)	0.58	(0.07)	0.01
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/Interest on Borrowings]	0.65	1.73	(0.88)	0.01
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	411.14	411.14	904.44	411.14
f)	Net worth (₹ In crores)(iv)	19,446.59	19,944.15	17,288.16	19,944.15
g)	Current ratio (number of times) [Current assets/ Current liabilities]	0.49	0.58	0.60	0.58
h)	Long term debt to working capital (number of times) [Long Term Borrowings(v)/Working capital(vi)]	(1.75)	(2.18)	(1.47)	(2.18)
i)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of Trade and other Receivables(viii)]	0.07%	0.29%	1.25%	1.72%
j)	Current liability ratio (number of times) [Current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]	0.53	0.54	0.64	0.54
k)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.38	0.36	0.59	0.36
l)	Debtors turnover (number of times) (not annualised) [Revenue from operations / Average Trade receivables]	5.94	6.73	3.84	25.88
m)	Inventory turnover (number of times) (not annualised) [Raw material consumed(ix) / average inventory(x)]	2.66	3.12	1.26	10.60
n)	Operating margin (%) [(Profit/(loss) before tax from continuing operations +/(-) Exceptional Items + Net Finance Charges + Depreciation and amortisation—Other Income (excluding incentives)) / Revenue from operations]	5.12%	6.84%	0.01%	3.85%
o)	Net profit margin (%) [Net profit after tax / Revenue from continuing operations]	(1.22%)	2.38%	(20.08%)	(2.94%)
p)	Security cover ratio (number of times)[1] [Secured Assets(xi) / Secured Borrowings(xii)]	1.75	1.38	1.35	1.38

1	As at June 30, 2022

8.80% non-convertible debentures of face value of ₹ 1,000 crores are secured by creating a pari passu charge on certain tangible fixed assets, right of use assets and capital work-in-progress.

2	As at June 30, 2021, assets and liabilties were recomputed excluding PV undertaking and Fiat India Automobiles Private Limited (refer note 2) to make the ratios comparable with current periods.

Notes:

i	Total debts includes non current and current borrowings

ii	Equity = Equity share capital + Other equity

iii

Repayment of borrowings includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

iv

Net Worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

v	Long term borrowings (including current portion of long term borrowings).

vi	Working capital = Current assets—Current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings).

vii	Bad debts includes written off on trade and other receivables.

viii	Trade and other receivables includes Trade receivables, current and non-current Loans and advances and other current and non-current assets.

ix	Raw material consumed includes Cost of materials consumed, Purchases of products for sale and Changes in inventories of finished goods, work-in-progress and products for sale.

x	Inventory includes Raw materials and components, Work-in-progress, Finished goods, Stores and spare parts, Consumable tools and Goods-in-transit—Raw materials and components.

xi	Secured assets include written down value of secured assets and fixed deposits under lien.

xii	Secured borrowings include 8.80% non-convertible debentures and term loans from financial institutions.

4)

Covid-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, the Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time during the previous year/period. The pandemic has impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies) and consumer demand. The Company is monitoring the situation closely taking into account directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from Covid-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of the pandemic on the overall economic activity and in particular on the automotive industry, the impact assessment of Covid-19 on the above mentioned financial results captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

5)

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment had released draft rules for the Code on Social Security, 2020 on November 13, 2020. The Company will assess the impact and its evaluation once the subject rules are notified. The Company will give appropriate impact in its financial results in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

6)

The Company primarily operates in the automotive business. The automotive business comprises two reportable segments i.e. commercial vehicles and passenger vehicles (Upto December 31, 2021—refer note 2). Post transfer of net assets of PV undertaking, the Company operates in a single segment of commercial vehicles. The Company has opted for an exemption as per para 4 of Ind AS 108. Segment information is thus given in the consolidated financial statements of the Company.

7)

The figures for the quarter ended March 31, 2022 represent the difference between the audited figures in respect of full financial year and the published figures for the nine months ended December 31, 2021.

8)	The Statutory Auditors have carried an audit of the above results for the quarter ended June 30, 2022 and have issued an unmodified opinion on the same.

Tata Motors Limited

Girish Wagh
Mumbai, July 27, 2022	Executive Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements”. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.